May 22, 2014

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall, Paul Monsour,

Norman von Holtzendorff,

Timothy Levenberg, Karl Hiller, and Jenifer Gallagher

Re:	Superior Drilling Products, Inc.

Registration Statement on Form S-1

File No. 333-195085

Acceleration Request

Requested Date:     May 22, 2014

Requested Time:    4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Superior Drilling Products, Inc. (“Company”), hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-195085 (“Registration Statement”), be declared effective at the “Requested Date” and “Requested Time” set forth above, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wong Fleming, P.C. by calling Eugenie D. Rivers at (206) 499-0802.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

2340 130TH AVE NORTHEAST ∙ SUITE D-150 ∙ BELLEVUE, WASHINGTON 98005

TEL: (206) 499-0802 ∙ FAX: (206) 770-6134

WWW.WONGFLEMING.COM

CALIFORNIA ∙ COLORADO ∙ DISTRICT OF COLUMBIA ∙ FLORIDA ∙ GEORGIA ∙ IDAHO ∙ ILLINOIS ∙ INDIANA ∙ MARYLAND
MICHIGAN ∙ NEVADA ∙ NEW JERSEY ∙ NEW YORK ∙ OREGON ∙ PENNSYLVANIA ∙ SPAIN ∙ TEXAS ∙ WASHINGTON

attorneys admitted solely in the jurisdiction where listed office is located, unless otherwise noted.

Securities and Exchange Commission

May 22, 2014

Yours,

/s/ Eugenie D. Rivers

Eugenie D. Rivers

cc:	G. Troy Meier, Chief Executive Officer

Annette Meier, President

Christopher Cashion, Chief Financial Officer

Michael Raymond, Dickinson Wright

Bradley Wyatt, Dickinson Wright

Kenny Wilks, Hein and Company

Greg Alperin, Hein and Company